February 1, 2008
Mr. Jay Webb
Reviewing Accountant
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
Re:	Finisar Corporation Form 10-K for the Fiscal Year Ended April 30, 2007 Filed December 4, 2007 File No. 000-279999
Dear Mr. Webb:
          This letter will respond to your letter dated January 11, 2008 conveying comments from the Staff of the Securities and Exchange Commission with respect to our annual report on Form 10-K for the fiscal year ended April 30, 2007 and our current report on Form 8-K dated December 5, 2007. For convenience, the Staff’s comments are set forth below, followed by our response.
Form 10-K for the Fiscal Year-ended April 30, 2007
Consolidated Financial Statements, page 80
Note 14. Convertible Debt, page 112
Convertible Subordinated Notes due 2010, page 113
1.	We see that on October 6, 2006, you exchanged $100 million of 2 1/2% convertible notes due in 2010 for new convertible notes also due in 2010 with different terms and conversion rights. We also see that in accordance with EITF 96-19 and EITF 05-07, the exchange was treated as an extinguishment of the old notes and you recorded a $31.6 million loss on debt extinguishment during your second quarter of fiscal 2007. Please provide us with an analysis of the significant terms of the exchange transactions with appropriate reference to the authoritative accounting guidance, including EITF 96-19 and EITF 05-07, which supports your conclusion that the transaction was an extinguishment of the original convertible notes. Please also detail for us how you calculated the $31.6 million loss recorded on debt extinguishment.

Response:
Background
In October 2003, we issued $150 million in aggregate principal amount of our 2 1/2% convertible subordinated notes due 2010 (the “Original Notes”). The Original Notes were convertible, at the option of the holder, at any time on or prior to maturity on October 15, 2010 into shares of our common stock at a conversion price of $3.71 per share. We had the right to redeem the Original Notes, in whole or in part, at any time on or after October 15, 2007 up to, but not including, the maturity date at specified redemption prices, plus accrued and unpaid interest, if the closing price of our common stock exceeded $5.56 per share for at least 20 trading days within a period of 30 consecutive trading days. Upon a change in control of the Company, or on October 15, 2007, each holder of the Original Notes could require us to repurchase some or all of the notes at a repurchase price equal to 100% of the principal amount of the notes plus accrued and unpaid interest (the “put feature”). We could, at our option, pay all or a portion of the repurchase price in shares of our common stock, valued at 95% of the average of the closing sales prices of our common stock for the five trading days immediately preceding and including the third trading day prior to the date we would have been required to repurchase the notes.
In 2006, we determined that it would be desirable to eliminate the put feature from the debt represented by the Original Notes, and we approached several investment bankers to assist us in developing a strategy to modify or refinance all or a portion of the debt. We engaged Piper Jaffray (“PJ”) as our financial advisor in the transaction.
In October 2006, we completed an exchange transaction under which the existing holders (the “holders”) of $100 million in principal amount of the Original Notes exchanged their notes for new 2 1/2% convertible senior subordinated notes due 2010 (the “New Notes”). In consideration of an additional 35 shares of common stock issuable upon conversion of each $1,000 New Note, the holders agreed to the elimination of the put feature in the Original Note that would have allowed the holders to require the redemption of the debt on October 15, 2007 for cash or shares, the settlement type to be solely at our discretion. The Original Notes were convertible at any time by the holders at a fixed conversion rate and upon maturity in October 2010. If not converted, the principal and unpaid, accrued interest was to be settled in cash. The New Notes add a “barrier” to conversion such that the market price of our common stock must be at least 150% of the fixed conversion price for 20 of the prior 30 days before conversion can occur (a contingent conversion option). The New Notes also include a “net-share settlement” feature, under which, at conversion or maturity, the debt principal is to be settled in cash and any conversion premium is to be paid in shares of our common stock. The following is a comparison of the features of the Original Notes and the New Notes:

	Original Notes	New Notes
Net Share Settlement[1]	None	Conversion value up to $1,000 in
		cash with balance in shares
Contingent Conversion[2]	None	150% Trigger
Soft-Call Trigger[3]	150%	150%
Soft-Call Price	$5.56	$4.92
Cash Take-over Protection[4]	None	Yes - Standard Matrix
Put[5]	10/15/2007	None - Cancelled
Maturity	10/15/2010	10/15/2010
Conversion Rate[6]	269.9055	304.9055
Conversion Price[7]	$3.71	$3.28
Accounting Considerations and Conclusions
We performed the following steps to assess the exchange of the Original Notes for the New Notes:
1.	We considered whether this exchange could be considered a troubled debt restructuring under FAS 15 and EITF 02-14. We concluded that we were not experiencing financial difficulties. Further, the restructured debt in the exchange has the same interest rate as the original debt, that is, the holders made no concessions for which they were not otherwise compensated, i.e. the holders gave up their put option in exchange for an increase in the

[1]	The net share settlement feature in the New Notes provides that, upon conversion, the principal is to be settled in cash and the “conversion premium”, that is the amount by which the current common stock price when converted exceeds the conversion price ($3.28, subject to adjustment for splits, reverse splits, etc.), must be settled in shares of the Company’s common stock.

[2]	The New Notes include a contingent conversion feature similar to most contingently convertible debt instruments (“CoCos”) issued by companies such that conversion for common stock can occur at the conversion price but only when the current fair value of the Company’s common stock has exceeded 150% of the conversion price, or $4.92, for 20 of the prior 30 days. This conversion occurs under the net-share settlement feature, that is, the par value of the debt is paid in cash and the conversion premium in shares. Within 60 days of the maturity date, conversion can occur under the net-share settlement feature without regard to the 150% barrier.

[3]	Both the Original Notes and the New Notes allow the Company to call the debt when the current stock price exceeds 150% of the conversion price for 20 of the prior 30 days.

[4]	The New Notes contain a feature that provides for a make-whole premium payable in certain circumstances upon conversions occurring as a result of a cash-basis change of control, compensating the holders of the notes for lost conversion value. The make-whole is effected through the payment of additional shares based upon the remaining time to maturity of the notes and the stock price on the day of the change of control.

[5]	The Original Notes contained a put feature allowing the holders to force the Company to redeem the debt on, and only on, October 15, 2007. Relative to this feature, at the Company’s sole discretion, the put could be settled for cash or shares, or a combination thereof. In the event of share settlement, the shares were to be valued at 95% of the average closing price of the shares. This feature was eliminated in the New Notes.

[6]	In agreeing to the terms of the New Notes, including the elimination of the put feature, the existing holders of the debt accepted an increase in the conversion rate by approximately 35 shares per $1,000 note.

[7]	The conversion price is the quotient of the each $1,000 of principal divided by the conversion rate.

conversion rate. As additional evidence of our creditworthiness, the original debt, which traded regularly prior to the exchange, had a fair value of approximately $126 per $100 of par value even though it bore a below market rate of interest at 2 1/2%, indicating that the market attributed considerable value to the equity value of the convertible debt and reflecting the market’s belief that Finisar was creditworthy on the date of the exchange transaction. Thus, we concluded that we were not experiencing financial difficulties and the debt exchange should not be accounted for under FAS 15, but rather under EITFs 96-19 and 05-07.

2.	We also considered the guidance in FAS 84 and EITF 02-15, that is, whether the changes were made to induce conversion. We agreed to increase the conversion rate not to induce conversion but rather to compensate the holders for the elimination of the put feature. There was, in fact, no belief that the debt holders intended to exercise their conversion rights at the time of the exchange and no conversions have occurred subsequently. Prior to the exchange, the Original Notes were trading at a considerable premium above par due to the convertibility feature, and the holders would have given up considerable value if they prematurely exercised their conversion right. The new conversion rate was not offered for a limited time but for the remainder of the debt term to maturity. Further, the addition of the 150% barrier to conversion in the new debt instrument actually makes conversion more difficult and thus is not an inducement to convert. Thus we concluded that the changes in the conversion terms within the new debt agreement were not made to induce conversion and, accordingly, that FAS 84 does not apply to the transaction.

3.	The contemporaneous exchange of cash between the same debtor and creditor in connection with the issuance of a new debt instrument and satisfaction of an existing debt instrument by the debtor is covered by the scope of EITF 96-19 and should be accounted for as debt extinguishment if the debt instruments have substantially different terms. All of the New Notes were issued to holders of the Original Notes in exchange for their Original Notes.

In EITF 96-19, the Task Force reached a consensus that an exchange or modification is considered substantial if, after an exchange or modification of debt instruments with the same creditor, the present value of the cash flows (including changes in the fair value of an embedded conversion option upon modification of a convertible debt instrument) under the terms of the new debt instrument is 10% or more different from the present value of the remaining cash flows under the terms of the original instrument. The discount rate used in the present value calculation is the effective interest rate of the original debt.

To compute the change in cash flows, companies should consider the impact of changes in principal amounts, interest rates, or maturity. Cash flows can also be affected by fees exchanged between the debtor and creditor attributable to changes in recourse or nonrecourse features, priority of the debt (i.e., senior or subordinated), collateralized or non-collateralized features (including addition/elimination of collateral or changes in the fair value of collateral), debt covenants and/or waivers, guarantor (including the addition/elimination of the guarantor(s)), and option features. Additionally, if either the new debt instrument or the original debt instrument is callable or puttable, then separate cash flow analyses are to be performed considering the potential call or put. In the case of a call or put, the cash flow assumptions that generate the smaller change would be utilized to assess whether the 10% threshold had been attained. EITF 96-19 also requires the following items to be included in the calculation of the present value of cash flows:
•	The cash flows of the new debt instrument include all cash flows specified by the terms of the new debt instrument plus any amounts paid by the debtor to the creditor less any amounts received by the debtor from the creditor as part of the exchange or modification.

•	If the original debt instrument and/or the new debt instrument had a floating interest rate, then the variable rate in effect at the date of the exchange or modification is to be used to calculate the cash flows of the variable-rate instrument.

•	If either the new debt instrument or the original debt instrument is callable or puttable, then separate cash flow analyses are to be performed assuming exercise and nonexercise of the call or put. The cash flow assumptions that generate the smaller change would be the basis for determining whether the 10 percent threshold is met.

•	If the debt instruments contain contingent payment terms or unusual interest rate terms, judgment should be used to determine the appropriate cash flows.

•	If the debt instrument contains an embedded conversion option, the change in the fair value of the embedded conversion option that results from a modification of the debt instrument, should be included in a manner that is similar to the manner in which a current period cash flow would be included.

•	The discount rate to be used to calculate the present value of the cash flows is the effective interest rate, for accounting purposes, of the original debt instrument.

•	If within a year of the current transaction the debt has been exchanged or modified without being deemed to be substantially different, then the debt terms that existed a year ago should be used to determine whether the current exchange or modification is substantially different.
If the exchange or modification is an extinguishment (i.e., the change in the present value of cash flows (including changes in the fair value of an embedded conversion option) under the terms of the modified and original debt is equal to or greater than 10%), the new debt instrument should be recorded at its fair value, which is used to determine the debt extinguishment gain or loss.

We developed the computation of the present value of the cash flows under the old and new debt instruments, including the change in the fair value of the embedded conversion feature as an up-front cash payment, as required by EITF 05-7. The following table reflects a summary of the computations of the cash flows for the Original Notes and the New Notes, as determined under EITFs 96-19 and 05-7.

		Estimated
		Value of
		Embedded
	Present Value of	Conversion
	Cash Flows	Option
	(Dollars in millions)
Original Notes	$100.3	$63.1
New Notes	$100.3	$73.8

Change in the present value of the cash flows and fair value of embedded conversion option	—	$10.7

Change in present value of cash flows[8]	10.7%

For the Original Notes, we used the Black-Scholes valuation model to estimate the stand-alone fair value of $63.1 million with the following inputs: $3.71 exercise price; October 10, 2010 expiration; 83.45% volatility; $0 dividend yield, and 4.56% risk-free interest rate. With the introduction of the 150% conversion “barrier” in the New Notes, a simple Black-Scholes valuation could not be used and we received assistance from PJ to utilize an option pricing model within Bloomberg Financial Services’ on-line tools. Using the same inputs for the term, volatility, dividend yield and interest rate and the revised exercise price of $3.28, the stand-alone fair value of the embedded conversion option in the New Notes was estimated to be $73.8 million. Thus, the change in fair value of the embedded conversion option was estimated to be $10.7 million.

The change in the present value of the cash flows, including the up-front cash flow assumed related to the change in the fair value of the embedded conversion option, exceeds 10% and, accordingly, under EITF 96-19 the New Notes are considered to be “substantially different” than the Original Notes. Accordingly, the transaction is to be treated as an extinguishment of the original debt and the issuance of new debt. Further, under EITF 96-19, “if it is determined that the original and new debt instruments are substantially different, then the calculation of the cash flows related to the new debt instrument at the effective interest rate of the original debt instrument is not used to determine the initial amount recorded for the new debt instrument or to determine the debt extinguishment gain or loss to be recognized. The new debt instrument should be initially recorded at fair value and that amount should be used to determine the debt extinguishment gain or loss to be recognized and the effective rate of the new instrument.”

4.	We considered whether the embedded conversion feature in the New Notes is a derivative that must be bifurcated from the debt and accounted for separately as a liability

[8]	Per EITF 05-7, the change in the fair value of the embedded conversion option is to be treated as an up-front cash flow and, therefore, the percent change is determined by the change in the present value of the cash flows of the debt (zero in this instance), plus the change in the fair value of the conversion option, over the cash flows of the original debt, or $10.7/$100.3.

under the criteria in EITF 00-19. Consistent with the guidance in EITF 90-19, we concluded that the New Notes meet the description of an Instrument C (that is, with the underlying principal to be paid in cash and the value of the “conversion premium” to be paid in common shares) and thus are not considered “conventional convertible debt,” and, accordingly, relative to the conversion spread, the requirements of EITF 00-19 must be met to classify the embedded conversion option as equity and thus allowing it to not be bifurcated and accounted for separately from the debt. First we concluded that the conversion option, which is to be settled in our common stock, is therefore indexed to our common stock. We then considered the additional conditions specified in paragraphs 12-32 of EITF 00-19 (see Appendix A to this letter for a detailed analysis of these additional conditions). We concluded that the embedded conversion option in the New Notes does meet the criteria for being treated as equity within EITF 00-19 and thus need not be bifurcated from the debt instrument. We are also monitoring compliance with these criteria within EITF 00-19 assessment quarterly.
5.	Because we concluded this debt exchange was to be accounted for as a debt extinguishment, that is, the issuance of new debt, we considered whether there was a beneficial conversion feature (“BCF”) to be recognized in the new debt under EITF 98-5. Given this was an exchange in which no “new” proceeds were received, the basic question in the determination of whether the new debt instrument contains a BCF is what should be considered the “proceeds” from the new offering under EITF 98-5, which drives the determination of the effective conversion price that when compared to the market price of the common stock on the commitment date of the debt, measures if any intrinsic value attributable to a BCF is present. The aggregate principal amount of the Original Notes exchanged for New Notes was $100 million for which we received the par value. Under the requirements of EITF 96-19, we must record the new debt at fair value, recognizing, in this transaction, as more fully discussed in point 8 below, the loss on the extinguishment. The new debt has a fair value of approximately $129.7 million, reflecting the considerable value attributed by the market to the conversion feature, which will result in a loss on extinguishment (excluding the write-off of the related unamortized debt issue costs on the old debt) of approximately $29.7 million[9]. Based on our understanding of the applicable accounting guidance and in consultation with our independent registered public accountants, Ernst & Young, we considered the fair value of the new debt to be the “proceeds” for purposes of determining the intrinsic value of any BCF and that when fair values are used in the recordation of a transaction, a BCF is rare. This effectively reflects the fact that already included in the loss on the extinguishment is the market-driven fair value of the conversion option. Using the $129.7 million fair value of the new debt as the “proceeds” for purposes of determining if any intrinsic value attributable to a BCF is present results in an effective conversion price of

[9]	With the write-off of the related unamortized debt issue costs of $1.9 million attributable to that portion of the Original Notes that were exchanged, the total loss on the extinguishment was the reported $31.6 million.

$4.25[10]. When compared to the market value of our common stock of $3.69, there is no BCF.

6.	We considered the accounting impact, if any, of the redemption, as it is referred to in the debt agreement or “forced call” provision that allows us to put the converted notes back to the holders if the stock price rises above 150% of the conversion price (i.e. $5.56 in the Original Notes and $4.92 in the New Notes). The New Notes invoke the net-share settlement mechanism, discussed above in point 4, if this feature is exercised by us once the 150% barrier is achieved, thus requiring us to repay the principal and accrued interest in cash and the conversion premium in shares. This feature operates under the net-share settlement feature discussed in point 4 above except here it is under our control; thus if the share price of our common stock reaches 150% of the conversion price for 20 of the last 30 trading days, either we or the debt holders can invoke the net-share settlement feature. The guidance in FAS 133 makes it clear that such a feature is not clearly and closely related to the economic characteristics of the debt thus requiring an evaluation under FAS 133 and EITF 00-19 to ensure the feature need not be bifurcated from the debt instrument. Since, from the holder’s perspective, this “forced conversion” feature operates via the same net-share settlement mechanism discussed in point 4 above and we concluded that this feature meets the requirements to not be bifurcated, we similarly concluded that, from the holder’s perspective, the same feature need not be bifurcated and accounted for separately.

7.	We considered the accounting impacts, if any, of the change in control redemption and conversion features, including the “make-whole” premium under the conversion alternative. The note agreement for the New Notes provides that in the event of a change in control, the holders of the New Notes can do nothing, that is, leave the debt outstanding, elect to either put the New Notes back to us for redemption at par plus unpaid accrued interest, or elect to have the New Notes converted into our common shares under the same net-share settlement feature as discussed in point 4 with the addition of a “make-whole” feature. The put alternative and the change of control net-share settlement alternatives are evaluated separately below.
Change of Control Put Alternative
FAS 133 paragraph 61(d) and Implementation issue No. B16, Embedded Derivatives: Calls and Puts in Debt Instruments, provide guidance to determine if puts or calls in a debt instrument are clearly and closely related to the underlying debt host and, therefore, need not be accounted for separately. Under the B16 four-step decision analysis, we concluded that the put is not “clearly and closely related to the debt host.” However, we believe that there would be no value to a put at inception given that a put would mean the investor would be sacrificing the conversion option return; that is, the holder would actually be electing to exercise a feature that would be contrary to their own economic interest. Therefore, this would represent a derivative that was bifurcated at a de minimis amount and would be marked-to-market going forward, but likely only becoming

[10]	The effective conversion price is computed as the $129.7 million of assumed proceeds divided by the fixed conversion rate stated in the new debt instrument as 304.88 shares per $1,000 of debt.

material in the event that (a) the conversion option fell out of the money and (b) a change in control was growing in probability, which was not applicable, either at the date of the exchange or now.
Change of Control Conversion Alternative
The make-whole premium is intended to compensate the holders of the New Notes for the lost value attributable to the convertibility feature, which is driven primarily by the Company’s stock price volatility, in the event of a change in control. The agreement governing the New Notes includes a table which adjusts the conversion rate (i.e. the number of common shares per $1,000 of notes) on a sliding scale based on the stock price paid by an acquirer in the event of a change in control. The amount of the make-whole premium declines as the stock price paid rises and also as the date of the change in control approaches the maturity date of the convertible debt. Stock prices paid by an acquirer above $8.00 or less than $2.50 result in no make-whole premium. The maximum number of incremental shares to be issued under the make-whole premium is 105.5 shares, that is, increasing the conversion rate from 304.9 shares per $1,000 note to 410.4 shares. We analyzed this feature as an additional contingent conversion feature, subject to the standard EITF 00-19 analysis for exception from bifurcation. As noted in the detailed EITF 00-19 analysis for paragraph 19 under that abstract included in Appendix A to this letter, we have over 350 million in authorized and available shares and the maximum that could be issued under a net-share settlement, including the incremental shares attributable to the make-whole provision, is 41,040,000, and thus the make-whole premium does not preclude equity classification.

8.	Finally, we considered the proper accounting entries to reflect the transaction in our financial statements. The proper recordation of the debt exchange requires consideration of the requirements of EITFs 96-19 and 05-7, APB 14, the determination that there is no BCF (as discussed in Question 5), and that the embedded conversion option is not to be bifurcated (as discussed in Question 4). Under EITFs 96-19 and 05-07, in an extinguishment, “the new debt instrument should be recorded at its fair value, which is used to determine the debt extinguishment gain or loss.” The original debt, which was publicly traded, was trading at approximately $126, or $26 above par, immediately prior to the exchange. From a “reasonableness” perspective, we also expected that the moderately increased conversion rate in the new debt would result is a modest increase in the fair value of the New Notes compared to the Original Notes, notwithstanding the introduction of the 150% conversion barrier. We worked with PJ to estimate the fair value of the new debt which was estimated to be $129.7, or $29.7 above par. We verified that both Piper Jaffrey’s proprietary pricing model and that of Bloomberg indicated similar fair values for the New Notes. We also validated that these models generated estimated fair values for the Original Notes that were consistent with the actual market trading values immediately prior to the exchange.

Paragraph 18 of APB 14 states that “when convertible debt is issued at a substantial premium, there is a presumption that such premium represents paid-in capital.” Therefore, the new debt is recorded at fair value, with the $29.7 million premium included in the determination of the net loss on the extinguishment. However, in accordance with APB 14, the par value of the debt is recorded as a liability (effectively, leaving the carrying value of the original debt unchanged), with $29.7 million recorded as a credit to additional paid-in capital. Thus the debt itself is recorded with no discount or premium with a comparable loss arising from the extinguishment. With the additional write-off of $1.9 million in unamortized debt issue costs related to that portion of the Original Notes that were extinguished, the total loss from we recorded was $31.6 million.
In summary, we concluded that the exchange was required to be accounted for as an extinguishment under EITFs 96-19 and 05-07 resulting in a $31.6 million loss to record the debt at fair value and that the various embedded derivatives in the New Notes need not be bifurcated from the debt and accounted for separately.
Form 8-K dated December 5, 2007
2.	We note that you present your non-GAAP measures in the form of a non-GAAP Consolidated Statement of Operations. This format may be confusing to investors as in addition to non-GAAP net income it also reflects several non-GAAP measures, including (and not necessarily limited to) non-GAAP cost of revenues, non-GAAP research and development expense, non-GAAP sales and marketing expense, non-GAAP general and administrative expense, non-GAAP total operating expenses, non-GAAP income (loss) from operations, non-GAAP interest income (expense) net, non-GAAP other income (expense) net, non-GAAP income (loss) before income taxes, non-GAAP provision for income taxes, non-GAAP net income (loss) per share — basic, non-GAAP net income (loss) per share — diluted and non-GAAP shares used in computing net income (loss) per share diluted which have not been described to investors. In fact, it appears that management does not use these non-GAAP measures but they are shown here as a result of the presentation format. Please note that Instruction 2 to Item 2.02 of Form 8-K requires that when furnishing information under this item you must provide all the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K, including a reconciliation to the directly comparable GAAP measure for each non-GAAP measure presented and explain why you believe the measures provide useful information to investors.
•	To eliminate investor confusion, please remove the non-GAAP consolidated statement of operations from all future filings and instead disclose only those non-GAAP measures used by management that you wish to highlight for investors, with the appropriate reconciliations.

•	Please note that in the event that your Form 8-K is incorporated by reference into a 1933 Act registration statement, we may have additional questions relating to the appropriateness of this information being included in a document filed with, and not just furnished to, the Commission. At that time, we may request an amendment to the Form 8-K.

Response:
Inclusion of the Non-GAAP consolidated statements of operations in our current report on Form 8-K dated December 5, 2007 (the “December 5 8-K”) was inadvertent. Although we routinely prepare such non-GAAP statements for use by both our management and our Board of Directors, it has been our practice not to include them with our quarterly financial announcements reported on Form 8-K. Reference is made to the exhibits to our Form 8-K reports dated June 7, 2006 and September 5, 2006 for examples of the format we have previously used. We will not include Non-GAAP statements of operations in future filings.
The December 5 8-K is incorporated by reference in two pending registration statements (Nos. 333-148120 and 333-148150) which have been filed under the Securities Act of 1933 but which have not yet become effective. We will file pre-effective amendments to each of these registration statements which will remove reference to the December 5 8-K.
3.	While there is no per se prohibition against removing a recurring item from your GAAP based measures, you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate performance. When a non-GAAP financial measure that eliminates a recurring item or items from the most directly comparable GAAP financial measure is acceptable depends on all of the facts and circumstances. However, it there is a past pattern of the charges, no articulated demonstration that such charges will not continue and no other unusual reason that a company can substantiate to identify the special nature of the charge, it would be difficult for a company to meet the burden of disclosing why such a non-GAAP financial measure is useful to investors. In such circumstances, Item 10(e) of Regulation S-K would not permit the use of the non-GAAP financial measure. In addition, inclusion of such a measure may be misleading absent the following disclosure, which should be specific to each measure and not a broad overall, vague disclosure:
•	the substantive reasons why management believes the non-GAAP measure provides useful information to investors;

•	the specific manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	the economic substance behind management’s decision to use the measure; and

•	the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•	the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.
Please address these matters in your response to our comment and revise future filings as necessary based on our concern.

Response:
Management believes that, in addition to reporting financial results in accordance with GAAP, supplemental disclosure of gross profit and net income excluding certain gains, losses and changes considered to be outside our core operating results provides both management and the investment community with valuable insight into our current operations, our ability to generate cash, and the underlying business trends which are affecting our performance. These non-GAAP measures exclude the ongoing impact of historical business decisions made in different business and economic environments and are used by both management and our Board of Directors, along with the comparable GAAP information, in evaluating our current performance and in planning our future business activities. More specifically, management finds it useful to exclude non-cash charges in order to better correlate our operating activities with our ability to generate cash from operations and to exclude non-recurring and infrequently incurred cash charges as a means of more accurately predicting our liquidity requirements, particularly in light of current balance sheet considerations.
The investment community uses these non-GAAP measures, in conjunction with GAAP financial information, for similar purposes in order to evaluate our financial performance in comparison to other periods and to the performance of other companies in our industry. Whether or not we furnish non-GAAP financial information focused on our core operating results, we believe that analysts will attempt to estimate and evaluate such results. Accordingly, we believe that providing these non-GAAP measures to the entire investment community on a regular and consistent basis enhances the transparency of our disclosure and improves the mix of information available to the financial community.
In future filings, we will provide additional disclosure regarding individual items excluded from the non-GAAP measures we report. Attached as Appendix B to this letter is an expanded discussion of the Non-GAAP measures discussed in the exhibit to the December 5 8-K. We propose to use a similar format in future filings.
          Should you have any further questions or comments regarding the foregoing, please contact me.

Very truly yours,
/s/ Stephen K. Workman
Stephen K. Workman
Senior Vice President and Chief Financial Officer

cc:	Jerry S. Rawls, Chief Executive Officer, Finisar Corporation Roger C. Ferguson, Chairman, Audit Committee Rodney D. Gibbs, Ernst & Young LLP Dennis C. Sullivan, DLA Piper US LLP

APPENDIX A

Comments/Conclusions Relative to
Excerpted Paragraphs of Additional Conditions Necessary for		the Embedded Conversion Option in
Equity Classification From EITF 00-19		Finisar’s New Debt Instrument

12.	Contracts that include any provision that could require net-cash settlement cannot be accounted for as equity of the company (that is, asset or liability classification is required for those contracts), except in those limited circumstances in which holders of the underlying shares also would receive cash (see discussion in the last sentence of this paragraph and in paragraph 27, below). Similarly, for SEC registrants, equity derivative contracts with any provision that could require physical settlement by a cash payment to the counterparty in exchange for the company’s shares cannot be accounted for as permanent equity (that is, temporary equity classification under ASR 268 would be required unless net-cash settlement can be imposed on the company, in which case, the contract would be classified as an asset or a liability). Those conclusions do not allow for an evaluation of the likelihood that an event would trigger cash settlement (whether net cash or physical), except that if the payment of cash is only required upon the final liquidation of the company, then that potential outcome need not be considered when applying the consensuses in this Issue.	For the conversion spread there is no contract provision that requires cash or net-cash settlement. Shares are required to be delivered.

13.	Because any contract provision that could require net-cash settlement precludes accounting for a contract as equity of the company (except for those circumstances in which the holders of the underlying shares would receive cash, as discussed in paragraphs 27 and 28), all of the following conditions must be met for a contract to be classified as equity:	See discussion for each point below.

Comments/Conclusions Relative to
Excerpted Paragraphs of Additional Conditions Necessary for		the Embedded Conversion Option in
Equity Classification From EITF 00-19		Finisar’s New Debt Instrument

The contract permits the company to settle in unregistered shares.

14.	The events or actions necessary to deliver registered shares are not controlled by a company and, therefore, except under the circumstances described in paragraph 18, below, if the contract permits the company to net-share or physically settle the contract only by delivering registered shares, it is assumed that the company will be required to net-cash settle the contract. As a result, the contract must be classified as an asset or a liability. Delivery of unregistered shares in a private placement to the counterparty is within the control of a company, as long as a failed registration statement (that is, a registration statement that was filed with the SEC and subsequently withdrawn) has not occurred within six months prior to the classification assessment date. If a failed registration statement has occurred within six months of the classification assessment date, whether a company can deliver unregistered shares to the counterparty in a net-share or physical settlement is a legal determination. Accordingly, assuming (a) a failed registration statement does not preclude delivery of unregistered shares, (b) the contract permits a company to net-share settle the contract by delivery of unregistered shares, and (c) the other conditions in this Issue are met, the contract should be classified as a permanent equity instrument.	The contract permits the Company to settle in unregistered shares. Furthermore, the Company has no failed registration statements that would preclude the delivery of unregistered shares. There is a separate Registration Rights agreement that requires only “best efforts.”

15.	A contract may specify that the value of the unregistered shares to be privately placed under share settlement is to be determined by the counterparty using “commercially reasonable means.” That valuation is used to determine the number of unregistered shares that must be delivered to the counterparty. The term commercially reasonable means is sufficiently objective from a legal perspective to prevent a counterparty from producing an unrealistic value that would then compel a company to net-cash settle the contract. Similarly, a contractual requirement to determine the fair value of unregistered shares by obtaining market quotations is sufficiently objective and would not suggest that the settlement alternatives have different economic values.	The agreement defines the value of unregistered shares the same as for registered, that is, quoted market price.

Comments/Conclusions Relative to
Excerpted Paragraphs of Additional Conditions Necessary for		the Embedded Conversion Option in
Equity Classification From EITF 00-19		Finisar’s New Debt Instrument

16.	If a settlement alternative includes a penalty that would be avoided by a company under other settlement alternatives, the uneconomic settlement alternative should be disregarded in classifying the contract. In the case of delivery of unregistered shares, a discount from the value of the corresponding registered shares that is a reasonable estimate of the difference in fair values between registered and unregistered shares (that is, the discount reflects the fair value of the restricted shares determined using commercially reasonable means) is not considered a penalty.	The agreement does provide for a discount on unregistered shares, that is, there is no penalty.

17.	The Task Force observed that if (a) a derivative contract requires physical or net-share settlement by delivery of registered shares and does not specify any circumstances under which net-cash settlement would be permitted or required and (b) the contract does not specify how the contract would be settled in the event that the company is unable to deliver registered shares, then net-cash settlement is assumed if the company is unable to deliver registered shares (because it is unlikely that nonperformance would be an acceptable alternative). Consequently, the derivative must be classified as an asset or a liability (subject to the transition guidance in this Issue) because share settlement is not within the company’s control.	The note terms do not require the delivery of registered shares.

18.	The Task Force reached a consensus that if a derivative involves the delivery of shares at settlement that are registered as of the inception of the derivative transaction and there are no further timely filing or registration requirements, the requirement of Issue 00-19 that share delivery be within the control of the company is met, notwithstanding the Task Force’s consensus in paragraph 14, above.	Not applicable

Comments/Conclusions Relative to
Excerpted Paragraphs of Additional Conditions Necessary for		the Embedded Conversion Option in
Equity Classification From EITF 00-19		Finisar’s New Debt Instrument

The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

19.	If a company could be required to obtain shareholder approval to increase the company’s authorized shares in order to net-share or physically settle a contract, share settlement is not controlled by the company. Accordingly, a company must evaluate whether a sufficient number of authorized and unissued shares exists at the classification assessment date to control settlement by delivering shares. In that evaluation, a company must compare (a) the number of currently authorized but unissued shares, less the maximum number of shares that could be required to be delivered during the contract period under existing commitments (for example, outstanding convertible debt that is convertible during the contract period, outstanding stock options that are or will become exercisable during the contract period, or other derivative financial instruments indexed to, and potentially settled in, a company’s own stock 5 ) with (b) the maximum number of shares that could be required to be delivered under share settlement (either net-share or physical) of the contract. 6 If the amount in (a) exceeds the amount in (b) and the other conditions in this Issue are met, share settlement is within the control of the company and the contract should be classified as a permanent equity instrument. Otherwise, share settlement is not within the control of the company and asset or liability classification is required.	At October 2006, Finisar had 750 million authorized shares. Outstanding shares were approximately 308 million and 72 million shares reserved for future issuance under the employee stock option, employee stock purchase plans. There are no other existing commitments that could require the issuance of shares other than convertible debt, including the instrument being analyzed herein and the 2008 series, for which there are an additional 18 million shares are reserved. Thus, total available shares exceed 354 million and, therefore, share settlement is considered to be within the control of the Company.

Comments/Conclusions Relative to
Excerpted Paragraphs of Additional Conditions Necessary for		the Embedded Conversion Option in
Equity Classification From EITF 00-19		Finisar’s New Debt Instrument

The contract contains an explicit limit on the number of shares to be delivered in a share settlement.

20.	For certain contracts, the number of shares that could be required to be delivered upon net-share settlement is essentially indeterminate. For example, assume that a company writes a put option to a counterparty that permits the counterparty to sell 100,000 of the company’s shares to the company at $100 per share. The contract permits the company to net-share settle the contract. If the market price of the company’s shares falls to $1 as of the settlement date, the company would be required to deliver 9,900,000 shares. If the market price of the shares falls to $0.125, the company would be required to deliver 79,900,000 shares. If the number of shares that could be required to be delivered to net-share settle the contract is indeterminate, a company will be unable to conclude that it has sufficient available authorized and unissued shares and, therefore, net-share settlement is not within the control of the company.	In the event the market value of the stock declines below the fixed conversion price of $3.28 the holders cannot convert the debt nor would it be prudent to do so since the value of the principal is greater. The indenture agreement also includes a call, solely under the control of the Company, that allows the Company to redeem the notes when the stock price achieves 150% of the conversion price (the same price at which the holders are allowed to convert), or $4.92 which limits the number of shares necessary to satisfy the conversion spread to under 34 million shares, well within the number of authorized, unissued and unreserved shares.

21.	If a contract limits or caps the number of shares to be delivered upon expiration of the contract to a fixed number, that fixed maximum number can be compared to the available authorized and unissued shares (the available number after considering the maximum number of shares that could be required to be delivered during the contract period under existing commitments as addressed in paragraph 19 of this Issue and including top-off or make-whole provisions as discussed in paragraph 26 of this Issue) to determine if net-share settlement is within the control of the company. A contract termination trigger alone (for example, a provision that requires that the contract will be terminated and settled if the stock price falls below a specified price) would not satisfy this requirement because, in that circumstance, the maximum number of shares deliverable under the contract is not known with certainty unless there is a stated maximum number of shares.	See prior response. Also, Instrument C under EITF 90-19 includes an implicit cap on the number of shares, which cannot exceed the conversion ratio based on the underlying mathematics.

Comments/Conclusions Relative to
Excerpted Paragraphs of Additional Conditions Necessary for		the Embedded Conversion Option in
Equity Classification From EITF 00-19		Finisar’s New Debt Instrument

22.	The Task Force discussed a proposed contract structure that would include a cap on the number of shares that must be delivered upon net share settlement but would also provide that any contract valued in excess of that capped amount may be delivered to the counterparty in cash or by delivery of shares (at the company’s option) when authorized, unissued shares become available. The proposed structure would require the company to use its best efforts to authorize sufficient shares to satisfy the obligation. It is assumed that under the proposed structure, the number of shares specified in the cap is less than the company’s authorized, unissued shares less the number of shares that are part of other commitments (see paragraph 19, above).	The note terms do not provide for this feature.

23.	The Task Force concluded that use of the company’s best efforts to obtain sufficient authorized shares to settle the contract is within the company’s control. Accordingly, the Task Force reached a consensus that if the contract provides that the number of shares required to settle the excess obligation is fixed on the date that net-share settlement of the contract occurs, the excess shares need not be considered when determining whether the company has sufficient, authorized, unissued shares to net-share settle the contract pursuant to paragraph 19, above. However, the contract may provide that the number of shares that must be delivered to settle the excess obligation is equal to a dollar amount that is fixed on the date of net share settlement (which may or may not increase based on a stated interest rate on the obligation) and that the number of shares to be delivered will be based on the market value of the stock at the date the excess amount is settled. In that case, the excess obligation represents stock-settled debt and would preclude equity classification of the contract (or, if partial net-share settlement is permitted under the contract pursuant to paragraph 11, above, would preclude equity classification of the portion represented by the excess obligation).	The note terms do not provide for this feature.

24.	As discussed in paragraphs 50-54, a company may have existing derivative contracts as of September 20, 2000, that are not subject to the consensuses in paragraphs 10-32 of this Issue until June 30, 2001 (if they remain outstanding at that date), and that do not have a limit on the number of shares that could be delivered in a net-share settlement.	These notes did not exist as of September 2000.

Comments/Conclusions Relative to
Excerpted Paragraphs of Additional Conditions Necessary for		the Embedded Conversion Option in
Equity Classification From EITF 00-19		Finisar’s New Debt Instrument

There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

25.	The Task Force reached a consensus that the ability to make timely SEC filings is not within the control of the company. Accordingly, if a contract permits share settlement but requires net-cash settlement in the event that the company does not make timely filings with the SEC, that contract must be classified as an asset or a liability.	The note terms do not provide for this feature.

There are no required cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with full return of the amount due (that is, there are no cash settled “top-off” or “make-whole” provisions).

26.	Some contracts include top-off or make-whole provisions. While the exact terms of such provisions vary, they generally are intended to reimburse the counterparty for any losses it incurs or to transfer to the company any gains the counterparty recognizes on the difference between the settlement date value and the value received by the counterparty in subsequent sales of the securities within a specified time after the settlement date. If such a provision can be net-share settled and the maximum number of shares that could be required to be delivered under the contract (including “top-off” or “make-whole” provisions) is fixed and less than the number of available authorized shares (authorized and unissued shares less the maximum number of shares that could be required to be delivered during the contract period under existing commitments as discussed in paragraph 19, above), a top-off or make-whole provision would not preclude equity classification. If those conditions are not met, equity classification would be precluded.	The note terms do provide for a “make-whole” solely in the event of a conversion triggered by a change in control. Under the terms of the agreement a change of control triggers conversion under the same net-share settlement feature discussed in question 4 of this memorandum plus an increase in the conversion rate (i.e. an increase in the number of shares per $1,000 note) for the “make-whole” intended to compensate the debt holders for the loss of debt value attributable to the conversion feature. As discussed above in question 7, with the maximum incremental shares “make-whole” shares, the maximum shares that could be issued upon conversion is approximately 41 million shares, well below the approximately 350 million shares authorized and available for issue. Thus the inclusion of this provision does not preclude equity treatment.

Comments/Conclusions Relative to
Excerpted Paragraphs of Additional Conditions Necessary for		the Embedded Conversion Option in
Equity Classification From EITF 00-19		Finisar’s New Debt Instrument

The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

27.	Generally, if an event that is not within the company’s control could require net-cash settlement, then the contract must be classified as an asset or a liability. However, if the net-cash settlement requirement can only be triggered in circumstances in which the holders of the shares underlying the contract also would receive cash, equity classification would not be precluded. For example, an event that causes a change in control of a company is not within the company’s control and, therefore, if a contract requires net-cash settlement upon a change in control, the contract generally must be classified as an asset or a liability. However, if a change-in-control provision requires that the counterparty receive, or permits the counterparty to deliver upon settlement, the same form of consideration (for example, cash, debt, or other assets) as holders of the shares underlying the contract, permanent equity classification would not be precluded as a result of the change-in-control provision. In that case, if the holders of the shares underlying the contract were to receive cash in the transaction causing the change in control, the counterparty to the contract could also receive cash based on the value of its position under the contract. If instead of cash, holders of the shares underlying the contract receive other forms of consideration (for example, debt), the counterparty also must receive debt (cash in an amount equal to the fair value of the debt would not be considered the same form of consideration as debt). Similarly, a change-in-control provision could specify that if all stockholders receive stock of an acquiring company upon a change in control, the contract will be indexed to the shares of the purchaser (or issuer in a business combination accounted for as a pooling of interests) specified in the business combination agreement, without affecting classification of the contract.	The note agreement considers the impact of a potential change in control (such as a merger) and provides several avenues for the holders of the debt. A change of control triggers conversion under the same net-share settlement feature that was added to the new notes and that is discussed in this response to the SEC’s comment letter plus the inclusion of the “make-whole” premium also discussed in this response and under point 26 of this Appendix A. The agreement also allows the debt holders to receive the same form of consideration as all other holders of common stock. Thus equity treatment is not precluded.

Comments/Conclusions Relative to
Excerpted Paragraphs of Additional Conditions Necessary for		the Embedded Conversion Option in
Equity Classification From EITF 00-19		Finisar’s New Debt Instrument

28.	The Task Force was advised that, in the event of nationalization, cash compensation would be the consideration for the expropriated assets and, as a result, a counterparty to the contract could receive only cash, as is the case for a holder of the stock underlying the contract. Because the contract counterparty would receive the same form of consideration as a stockholder, a contract provision requiring net-cash settlement in the event of nationalization does not preclude equity classification of the contract.	The note terms do not provide for this feature.

There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

29.	To be classified as equity, a contract cannot give the counterparty any of the rights of a creditor in the event of the company’s bankruptcy. Because a breach of the contract by the company is within its control, the fact that the counterparty would have normal contract remedies in the event of such a breach does not preclude equity classification.	The holders receive common stock with the same rights as all other holders.

30.	As a result of the requirement described in the preceding paragraph, a contract cannot be classified as equity if the counterparty’s claim in bankruptcy would receive higher priority than the claims of the holders of the stock underlying the contract. The Task Force was advised that, generally, based on existing law, a net-share settled derivative that a company has a right to settle in shares even upon termination could be net-share settled in bankruptcy. The Task Force also was advised that if the contract is not net-share settled, the claim of the counterparty would not have priority over those of the holders of the underlying stock, even if the contract specified cash settlement in the event of bankruptcy. The Task Force was advised that in federal bankruptcy proceedings, a debtor cannot be compelled to affirm an existing contract that would require it to pay cash to acquire its shares (which could be the case, for example, with a physically settled forward purchase or written put). As a result, even if the contract requires that the company (debtor) pay cash to settle the contract, the company could not be required to do so in bankruptcy.	The note terms do not provide for this feature.

Comments/Conclusions Relative to
Excerpted Paragraphs of Additional Conditions Necessary for		the Embedded Conversion Option in
Equity Classification From EITF 00-19		Finisar’s New Debt Instrument

31.	Because of the complexity of federal bankruptcy law and related case law, and because of the differences in state laws affecting derivative contracts, it is not possible to address all of the legal issues associated with the status of the contract and the claims of the counterparty in the event of bankruptcy. A contract provision requiring net-cash settlement in the event of bankruptcy would not preclude equity classification if it can be demonstrated that, notwithstanding the contract provisions, the counterparty’s claims in bankruptcy proceedings in respect of the company could be net-share settled or would rank no higher than the claims of the holders of the stock underlying the contract. Determination of the status of a claim in bankruptcy is a legal determination.	No rights are given to the holders beyond those customary for debt holders or, post-conversion, common stock holders, in the event of bankruptcy and the presence of normal contract remedies in the event of default do not preclude equity classification.

There is no requirement in the contract to post collateral at any point or for any reason.

32.	A requirement to post collateral of any kind (other than the company’s shares underlying the contract, but limited to the maximum number of shares that could be delivered under the contract) under any circumstances is inconsistent with the concept of equity and, therefore, would preclude equity classification of the contract.	There is no requirement for collateral.

APPENDIX B
NON-GAAP FINANCIAL MEASURES
In addition to reporting financial results in accordance with generally accepted accounting principles, or GAAP, Finisar provides supplemental information regarding the Company’s operating performance on a non-GAAP basis that excludes certain gains, losses and charges of a non-cash nature or which occur relatively infrequently and which management considers to be outside our core operating results. Management believes that tracking non-GAAP gross profit and non-GAAP net income provides both management and the investment community with valuable insight into our current operations, our ability to generate cash and the underlying business trends which are affecting our performance. These non-GAAP measures exclude the ongoing impact of historical business decisions made in different business and economic environments and are used by both management and our Board of Directors, along with the comparable GAAP information, in evaluating our current performance and planning our future business activities. In particular, management finds it useful to exclude non-cash charges in order to better correlate our operating activities with our ability to generate cash from operations and to exclude non-recurring and infrequently incurred cash charges as a means of more accurately predicting our liquidity requirements. We believe that these non-GAAP measures, when used in conjunction with our GAAP financial information, also allow investors to better evaluate our financial performance in comparison to other periods and to other companies in our industry.
In calculating non-GAAP gross profits, we have excluded the following items from cost of revenues in applicable periods:
•	Changes in excess and obsolete inventory reserve (predominantly non-cash charges or non-cash benefits);

•	Amortization of acquired technology (non-cash charges related to technology obtained in acquisitions);

•	Duplicative facility costs during facility move (non-recurring charges);

•	Stock compensation expense (non-cash charges);

•	Payroll related costs (non-recurring, acquisition-related charges);

•	Purchase accounting adjustment for sale of acquired inventory (non-cash and non-recurring charges); and

•	Reduction in force costs (non-recurring charges);
In calculating non-GAAP net income, we have excluded the same items to the extent they are classified as operating expenses, and have also excluded the following items in applicable periods:

•	Project services included in G&A expense (non-recurring cash charges related to the special investigation into our historical stock option granting practices);

•	Amortization of purchased intangibles (non-cash charges related to prior acquisitions);

•	Amortization of discount on convertible debt (non-cash charges);

•	Loss on debt extinguishment (non-recurring and non-cash charge);

•	Gains and losses on sales of assets (non-recurring or non-cash losses and cash gains related to the periodic disposal of assets no longer required for current activities);

•	Gains and losses on minority investments (infrequently occurring and principally non-cash gains and losses related to the disposal of investments in other companies and non-cash income or loss from these investments accounted for under the equity method);

•	Timing difference related to asset purchase (non-cash provision); and

•	Cumulative effect of change in accounting principle (non-recurring and non-cash charges or income).
A reconciliation of this non-GAAP financial information to the corresponding GAAP information is set forth below.

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